UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

OCULAR SCIENCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

675744 10 6

(CUSIP Number)

December 31, 2004(1)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Also relates to an event on January 6, 2005.

CUSIP No. 675744 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Fruth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (1)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Ocular Sciences, Inc.
	(b)	Address of Issuer’s Principal Executive Offices c/o The Cooper Companies, Inc. 6140 Stoneridge Mall Road, Suite 590 Pleasanton, CA 94588

Item 2.
	(a)	Name of Person Filing John D. Fruth
	(b)	Address of Principal Business Office or, if none, Residence 735 Shiloh Canyon Road, Santa Rosa, CA 95403
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 675744106

Item 3.	Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: 0 (1)
(b) Percent of class: 0% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 (1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0 (1)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Explanation of Responses:

(1)

On January 6, 2005, all shares of the Issuer's common stock that Mr. Fruth beneficially owned were disposed of in connection with The Cooper Companies, Inc.'s acquisition of the Issuer, pursuant to that certain Agreement and Plan of Merger, dated July 28, 2004, as amended, among The Cooper Companies, Inc., TCC Acquisition Corp. and the Issuer.  As of December 31, 2004, Mr. Fruth was deemed to beneficially own 4,934,955 shares of the Issuer's common stock, or approximately 18.9% of the outstaning shares of the Issuer’s common stock on that date.  Of these shares, 3,500,000 shares were held directly by Mr. Fruth; 1,255,356 shares were held by Shiloh Investments, LLC, a limited liability company in which Mr. Fruth is the managing and sole member; 74,494 shares were held by a charitable remainder trust for which Mr. Fruth is the trustee and sole beneficiary; 34,950 shares were held by The Fruth Family Foundation, a charitable corporation in which Mr. Fruth is the sole director and shareholder; and 70,155 shares subject to options that were held directly by Mr. Furth and exercisable within 60 days of December 31, 2004.  Mr. Fruth disclaims beneficial ownership with respect to the shares held by The Fruth Family Foundation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2005
Date
/S/ John D. Fruth
Signature
John D. Fruth
Name/Title